Exhibit 99

CAE reports second-quarter results for fiscal year 2006

•	Revenues increase 19% over last year to C$280.3 million

•	Earnings from continuing operations increase 39% over the same period last year to C$17.8 million

•	Net debt reduced to C$250.1 million from C$630.3 million as of September 2004

Montreal, November 3, 2005 — (NYSE: CGT; TSX: CAE) – CAE today reported financial results for the second quarter ended September 30, 2005. Earnings from continuing operations were $17.8 million, or $0.07 per share, which compares to second-quarter earnings of $12.8 million or $0.05 per share in the prior fiscal year. All financial information is in Canadian dollars.

Excluding non-recurring items, earnings from continuing operations for the quarter were $0.08 per share, which on the same basis compares to $0.05 in the second quarter last year.

Consolidated revenues from continuing operations increased 19% to reach $280.3 million, compared to $235.1 million in the second quarter last year.

Year-to-date revenue was $546.3 million, an $80.3 million increase over the same period last year. Year-to-date net earnings amounted to $37.9 million, compared to $38.3 million for the same period last year. Year-to-date earnings from continuing operations were $0.15 per share, compared to $0.13 for the same period last year. Excluding non-recurring items, year-to-date earnings from continuing operations were $0.16 per share, which on the same basis compares to $0.09 in the same period last year.

“We are pleased with the progress we are making,” said Robert E. Brown, CAE’s President and Chief Executive Officer. “Our restructuring is on track, and we are building a solid foundation for next year and beyond.”

Business Segment Highlights

Beginning April 1, 2005, CAE began reporting financial results on a newly segmented basis — distinguishing between products and services — to reflect the way that the business is now being managed. The four segments are Training & Services/Civil, Training & Services/Military, Simulation Products/Civil, and Simulation Products/Military.

Training & Services/Civil

Revenues in the Training & Services/Civil segment amounted to $79.4 million in the second quarter, a 5% quarter-over-quarter decrease resulting from the seasonal nature of the training business, the second and third quarters traditionally being weaker. On a year-over-year basis, revenues increased by 11%. The strong year-over-year improvement reflects increased client demand for training and the expansion of CAE’s global network by two simulators over the course of the year. Management observed a healthy business aviation market during the quarter.

Operating income for the second quarter amounted to $11.6 million, a quarter-over-quarter decrease of $5.3 million. However, compared to the same period last year, operating income increased by 63%, stemming from an increased level of activity at CAE’s training centres and the favourable impact of the reduction of amortization expenses following the impairment charge recorded in the third quarter last year. However, these upsides were partially offset by the strengthening of the Canadian dollar vis-à-vis the US dollar and the Euro, the main operating currencies of the segment.

New orders totalled $132.2 million in the second quarter. Segment backlog was $830.4 million as of September 30, 2005.

Training & Services/Military

Revenues in the Training & Services/Military segment amounted to $50.7 million in the second quarter, a 15% year-over-year increase explained by higher business volumes and the inclusion of newly acquired Terrain Experts and Greenley & Associates, both of which contribute to CAE’s modelling and simulation activities.

Operating income for the second quarter amounted to $5.4 million, a year-over-year decrease of 4%, mainly due to currency translation.

New orders totalled $24.5 million in the second quarter. Segment backlog was $829.4 million as of September 30, 2005. Given the unique nature and irregular timing of military contract awards, variations in the level of order bookings between quarters in both Military segments are normally expected.

Simulation Products/Civil

Revenues in the Simulation Products/Civil segment amounted to $55.8 million in the second quarter, a 7% quarter-over-quarter decrease. On a year-over-year basis, revenues decreased by 6%. These differences are related to the mix of programs and their level of completion during the quarter.

Operating income for the second quarter amounted to $3.4 million, a year-over-year increase of 48%. The improved profitability stems from manufacturing productivity gains related to restructuring.

Management had previously indicated that it expected operating income to decrease from the most recent first quarter. A number of factors contributed to the lower result in the second quarter. The second quarter is normally affected by seasonality during the summer vacation period, when the pace of manufacturing tends to decrease. As well, performance in the preceding quarter had benefited from a different mix of simulators being built, and from successfully reaching important milestones on certain programs.

In addition to these factors — which were anticipated — second-quarter results were impacted by the Company’s recent decision to revise the amortization of certain development costs, resulting in a non-cash expense of approximately $1.8 million. Excluding this charge, operating income would have been $5.2 million, or 9% of revenues. The strengthening of the Canadian dollar also had a negative impact on the quarter.

New orders totalled $59.3 million in the second quarter, including five full-flight simulator orders. Segment backlog was $280.3 million as of September 30, 2005, and CAE had been awarded 11 orders for full-flight simulators. Subsequent to the end of the quarter, CAE received two more orders, bringing its total number of full-flight simulator sales to 13 this fiscal year. CAE has revised its sales forecast from 17 to 20 full-flight simulator sales for the year.

Simulation Products/Military

Revenues in the Simulation Products/Military segment amounted to $94.4 million in the second quarter, a 58% year-over-year increase resulting from a comparatively higher program volume, including the German NH90 program.

Operating income for the second quarter amounted to $9.7 million, a year-over-year increase of 35%. This increase stems from higher revenues and cost savings realized on simulators manufactured in Montreal, offset somewhat by lower initial margins on the NH90 program.

New orders totalled $59.7 million in the second quarter. Segment backlog was $493.1 million as of September 30, 2005.

Cash flow and financial position

Net cash provided by continuing operating activities for the quarter totalled $53.8 million compared to $20.6 million for the prior year period.

CAE’s free cash flow — defined as net cash provided by continuing operations less capital expenditures (including capitalized costs) and dividends paid, plus sale and leaseback proceeds — was $18.3 million for the quarter; an increase of $36.6 million compared to the second quarter of fiscal year 2005.

CAE will pay a dividend of $0.01 per share to shareholders of record on December 16, 2005, payable on December 30, 2005.

CAE’s net debt, defined as long-term debt less cash and cash equivalents, was $250.1 million as of September 30, 2005, compared to $630.3 million a year earlier.

Additional consolidated financial results

Net earnings for the second quarter were $17.1 million, compared to $14.0 million in the year-earlier quarter.

Second-quarter consolidated earnings before interest and taxes (EBIT) from continuing operations reached $28.1 million or 10.0% of revenues, compared to $22.2 million or 9.4% of revenues in the second quarter last year.

The consolidated backlog from continuing operations at September 30, 2005 was $2.4 billion, compared to $2.3 billion a year earlier.

Capital expenditures for the quarter amounted to $24.3 million, for a total of $42.2 million for the first half of the fiscal year. Capital expenditures are expected to be higher in the second half of fiscal year 2006.

Income taxes for the second quarter were $5.9 million, representing an effective tax rate of 25% compared to 22% last year and 33% last quarter. The sequential decrease results from changes in the mix of income for tax purposes from various jurisdictions. Management still expects a 31% effective income tax rate for fiscal year 2006 as a whole.

Non-recurring items

Excluding non-recurring items, earnings per share from continuing operations for the second quarter were $0.08, which on the same basis compares to $0.05 in the second quarter last year, and $0.08 in the first quarter. Reported second-quarter results include an after-tax write-down of $0.7 million in deferred financing costs, and restructuring and related charges of $1.5 million after tax. To date, the Company has incurred approximately $30 million of the projected $55 million restructuring costs it had identified. While further amounts still remain under the restructuring program, such expenses can only be recognized as they are incurred. The previously disclosed estimate of cash cost savings expected from restructuring remains on track.

A more detailed discussion of business segment highlights can be found in the Management Discussion & Analysis posted on CAE’s website at http://www.cae.com/financialsQ2.

Conference Call

CAE will host a conference call today at 1:00 p.m. EST for analysts, institutional investors and the media. North American participants can listen to the conference by dialling 1-800-387-6216 or 514-861-6560. Overseas participants can dial +800-7664-7664 or 1-514-861-6560. The conference call will also be audio Webcast live for the public at www.cae.com.

CAE is a leading provider of simulation and modelling technologies as well as integrated training services for commercial and business aviation, and defence customers worldwide. The Company has annual revenues of approximately C$1 billion, with operations and training facilities in 17 countries on five continents.

Certain statements made in this news release, including, but not limited to, statements that are not historical facts, are forward-looking and are subject to important risks, uncertainties and assumptions. The results or events predicted in these forward- looking statements may differ materially from actual results or events. These statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. For a description of risks that could cause actual results or events to differ materially from current expectations, please refer to the section entitled “Risk Factors” in CAE Inc.’s Annual Information Form for the year ended March 31, 2005 filed with the Canadian securities commissions (available at www.cae.com or on SEDAR at www.sedar.com) and with the U.S. Securities and Exchange Commission under Form 40-F (available on EDGAR at www.sec.gov), as updated in CAE’s fiscal 2006 Second Quarter MD&A dated November 3, 2005, under the section entitled “Business Risks And Uncertainties”. The forward-looking statements contained in this news release represent our expectations as of November 3, 2005 and, accordingly, are subject to change after such date. However, we disclaim any intention or obligation to update any forward-looking statements, whether as a result of new information or otherwise.

On the Web: www.cae.com

Media contacts:

Nathalie Bourque, Vice President, Global Communications, (514) 734-5788,
nathalie.bourque@cae.com

Anne von Finckenstein, Manager, Public Relations, (514) 340-5370,
anne.vonfinckenstein@cae.com

Investor relations:
Andrew Arnovitz, Director, Investor Relations, (514) 734-5760,
andrew.arnovitz@cae.com

Consolidated Balance Sheets

(Unaudited)	as at September 30	as at March 31
(amounts in millions of Canadian dollars)	2005	2005
Assets
Current assets
Cash and cash equivalents	$69.8	$57.1
Accounts receivable	260.9	255.7
Inventories	121.0	101.0
Prepaid expenses	23.2	17.8
Income taxes recoverable	73.9	58.5
Future income taxes	6.1	2.5
Current assets held for sale	—	5.8

	554.9	498.4
Property, plant and equipment, net	754.2	792.2
Future income taxes	96.9	101.0
Intangible assets	21.0	20.2
Goodwill	91.9	92.1
Other assets	126.4	138.3
Long-term assets held for sale	4.0	57.5

	$1,649.3	$1,699.7

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	$313.7	$312.8
Deposits on contracts	142.6	93.5
Long-term debt due within one year	14.4	35.3
Future income taxes	23.9	19.6
Current liabilities related to assets held for sale	—	7.8

	494.6	469.0
Long-term debt	305.5	307.6
Deferred gains and other long-term liabilities	178.2	179.8
Future income taxes	25.4	38.3
Long-term liabilities related to assets held for sale	—	53.4

	1,003.7	1,048.1

Shareholders’ Equity
Capital stock	385.1	373.8
Contributed surplus	4.3	3.3
Retained earnings	373.7	340.8
Currency translation adjustment	(117.5)	(66.3)

	645.6	651.6

	$1,649.3	$1,699.7

Consolidated Statements of Earnings

(Unaudited)	three months ended		six months ended
(amounts in millions of Canadian dollars, except per share amounts)	September 30		September 30
	2005	2004	2005	2004
Revenue	$280.3	$235.1	$546.3	$466.0

Earnings before the undernoted	$30.1	$22.2	$60.9	$53.7
Other (expense) income, net	(2.0)	—	3.1	—

Earnings before interests and income taxes	$28.1	$22.2	$64.0	$53.7
Interest expense, net	4.4	5.8	9.2	10.6

Earnings before income taxes	$23.7	$16.4	$54.8	$43.1
Income tax expense	5.9	3.6	16.2	11.4

Earnings from continuing operations	$17.8	$12.8	$38.6	$31.7
Results of discontinued operations	(0.7)	1.2	(0.7)	6.6

Net earnings	$17.1	$14.0	$37.9	$38.3

Basic and diluted earnings per share from continuing operations	$0.07	$0.05	$0.15	$0.13

Basic earnings per share	$0.07	$0.06	$0.15	$0.16

Diluted earnings per share	$0.07	$0.05	$0.15	$0.15

Weighted average number of shares outstanding	249.8	246.8	249.3	246.7

Consolidated Statements of Retained Earnings

(Unaudited)	three months ended		six months ended
(amounts in millions of Canadian dollars)	September 30		September 30
	2005	2004	2005	2004
Retained earnings at beginning of period	$359.1	$579.0	$340.8	$562.1
Net earnings	17.1	14.0	37.9	38.3
Dividends	(2.5)	(7.4)	(5.0)	(14.8)

Retained earnings at end of period	$373.7	$585.6	$373.7	$585.6

Consolidated Statements of Cash Flows

(Unaudited)	three months ended		six months ended
(amounts in millions of Canadian dollars)	September 30		September 30
	2005	2004	2005	2004
Operating activities
Net earnings	$17.1	$14.0	$37.9	$38.3
Results of discontinued operations	0.7	(1.2)	0.7	(6.6)

Earnings from continuing operations	17.8	12.8	38.6	31.7
Adjustments to reconcile earnings to cash flows from operating activities:
Depreciation and amortization	12.9	13.2	26.0	27.1
Amortization of deferred financing costs	1.3	0.6	1.7	1.3
Amortization of intangible and other assets	7.6	5.5	10.8	8.8
Future income taxes	6.3	3.0	(4.7)	12.8
Investment tax credit	(2.9)	(6.4)	(2.7)	(20.1)
Stock-based compensation	0.6	0.6	1.1	0.9
Other	2.0	0.5	5.6	2.8
Decrease (increase) in non-cash working capital	8.2	(9.2)	(0.8)	(39.0)

Net cash provided by continuing operating activities	53.8	20.6	75.6	26.3
Net cash (used in) provided by discontinued operating activities	(0.1)	15.3	2.1	20.6

Net cash provided by operating activities	53.7	35.9	77.7	46.9

Investing activities
Purchase of business (net of cash and cash equivalents acquired)	—	(5.7)	2.6	(6.6)
Proceeds from disposal of discontinued operations	—	0.8	—	0.8
Capital expenditures	(24.3)	(25.0)	(42.2)	(66.2)
Deferred development costs	—	(3.2)	—	(6.9)
Deferred pre-operating costs	0.1	(0.2)	(0.3)	(1.3)
Other assets	(8.9)	(3.3)	(12.1)	(4.1)

Net cash used in continuing investing activities	(33.1)	(36.6)	(52.0)	(84.3)
Net cash used in discontinued investing activities	(6.1)	(2.2)	(7.2)	(4.1)

Net cash used in investing activities	(39.2)	(38.8)	(59.2)	(88.4)

Financing activities
Proceeds from long-term debt	49.5	126.0	89.3	149.2
Repayments of long-term debt	(41.5)	(124.7)	(92.9)	(127.0)
Dividends paid	(2.4)	(7.2)	(4.8)	(14.4)
Common stock issuances	2.9	0.2	5.0	0.5
Other	(0.5)	1.8	(1.0)	3.1

Net cash provided (used in) by continuing financing activities	8.0	(3.9)	(4.4)	11.4
Net cash provided by discontinued financing activities	0.4	0.6	1.2	1.8

Net cash provided (used in) by financing activities	8.4	(3.3)	(3.2)	13.2

Effect of foreign exchange rate changes on cash and cash equivalents	(5.2)	(2.3)	(7.0)	(1.5)

Net increase (decrease) in cash and cash equivalents	17.7	(8.5)	8.3	(29.8)
Cash and cash equivalents at beginning of period	52.1	40.6	61.5	61.9

Cash and cash equivalents at end of period	$69.8	$32.1	$69.8	$32.1

Cash and cash equivalents related to:
Continuing operations			$69.8	$23.6
Discontinued operations			—	8.5

			$69.8	$32.1